Exhibit 99.228

Ryerson University To Use NexTech’s AR Solutions For Their 2020 Fall Graduation

Paradigm Shift to Remote Education and AR Accelerating

Vancouver B.C.– November 4, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events today announced that Ryerson University, a globally recognized leader in Higher Education with over 46,000 students, has chosen NexTech AR to transform their 2020 Graduation taking place; November 17, 2020, into a completely virtual experience using augmented reality.

As previously announced, Ryerson University partnered with NexTech to launch RALE, the Ryerson Augmented Learning Experience platform, based on NexTech’s InfernoAR. Due to the overwhelming positive reaction of students and faculty alike to the AR labs, the contract has been expanded by 50% from 20 AR experiences to 30.

RYERSON LABS

Under a new contract, NexTech is creating a one-of-a-kind AR 360-degree portal of the Ryerson’s Student Learning Centre. Esteemed guests can walk into the portal through an AR doorway, where they will be greeted with falling confetti and navigate a menu to view the names of the graduates, viewable in 360 degrees. Eight faculties from Ryerson University will be featured in this immersive AR 360 experience. Participants will be able to browse each faculty to learn about the gold medalists, highlights of the year, congratulate fellow graduates with messages on virtual walls and take graduation pictures in the photo booth all using NexTech’s ARitize app. NexTech is also utilizing its human hologram technology for this event, to allow Ryerson’s deans to deliver virtual commencement addresses.

Evan Gappelberg, CEO of NexTech comments, “This is going to be a simply amazing graduation event, a real WOW! We are absolutely thrilled to be working with Ryerson to create an exciting virtual graduation ceremony where multiple AR technologies can come together and create something totally new and immersive, maybe better than the real thing!” He continues, “COVID-19 has created a huge challenge for learning institutions not just for teaching subject matter but also for graduation ceremonies and so we are gratified to be able to use our AR solutions to help make graduation a memorable experience for all”.

About Ryerson University

Ryerson University is Canada’s leader in innovative, career-oriented education. Urban, culturally diverse, and inclusive, the University is home to more than 46,000 students, including 2,900 Master’s and PhD students, 3,800 faculty and staff, and over 200,000 alumni worldwide.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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